Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

Barrier Securities Linked to the S&P 500 Futures Excess Return Index

Preliminary Terms

This summary of terms is not complete and should be read with the pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying:	The S&P 500 Futures Excess Return Index (ticker "SPXFP")
Pricing date:	November 24, 2026
Valuation date:	November 24, 2031
Maturity date:	November 28, 2031
Return amount:	$1,000 × the underlying return × the upside participation rate
Upside participation rate:	157.00%
Final barrier value:	70% of the lookback underlying value
CUSIP / ISIN:	17334HCC5 / US17334HCC51
Lookback underlying value:	The lowest closing value of the underlying on any scheduled trading day during the lookback observation period (excluding any scheduled trading day on which a market disruption event occurs). In no event will the lookback underlying value be greater than the closing value of the underlying on the pricing date. There can be no assurance that the closing value of the underlying will be lower than the closing value on the pricing date at any time during the lookback observation period.
Final underlying value:	The closing value of the underlying on the valuation date
Lookback observation period:	The period from and including the pricing date to and including January 25, 2027
Underlying return:	(Final underlying value - lookback underlying value) / lookback underlying value
Payment at maturity:	• If the final underlying value is **greater than** the lookback underlying value: $1,000 + the return amount • If the final underlying value is **less than or equal to** the lookback underlying value but **greater than or equal to** the final barrier value: $1,000 • If the final underlying value is **less than** the final barrier value: $1,000 + ($1,000 × the underlying return) If the final underlying value is less than the final barrier value, you will receive significantly less than the stated principal amount of your securities, and possibly nothing, at maturity. All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.
Stated principal amount:	$1,000 per security
Pricing Supplement:	Preliminary Pricing Supplement dated November 10, 2026

Hypothetical Payment at Maturity


$2,000
$1,750
$1,500
$1,250
$1,000
$750
$500
$250
$0
Payment at Maturity per Security
A
B
C
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%
Underlying Return

	Hypothetical Underlying Return	Hypothetical Security Return	Hypothetical Payment at Maturity
C	50.00%	78.50%	$1,785.00
	25.00%	39.25%	$1,392.50
	10.00%	15.70%	$1,157.00
B	0.00%	0.00%	$1,000.00
	-15.00%	0.00%	$1,000.00
	-30.00%	0.00%	$1,000.00
A	-30.01%	-30.01%	$699.90
	-50.00%	-50.00%	$500.00
	-75.00%	-75.00%	$250.00
	-100.00%	-100.00%	$0.00

Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc. Selected Risk Considerations • You may lose a significant portion or all of your investment. If the final underlying value is less than the final barrier value, you will lose 1% of the stated principal amount of your securities for every 1% by which the underlying has depreciated from the lookback underlying value to the final underlying value. There is no minimum payment at maturity on the securities, and you may lose up to all of your investment. • The securities do not pay interest. • You will not receive dividends or have any other rights with respect to the underlying. • Your payment at maturity depends on the closing value of the underlying on a single day. • The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities. • The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity. • The estimated value of the securities on the pricing date is less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement. • The value of the securities prior to maturity will fluctuate based on many unpredictable factors. • The underlying is expected to underperform the total return performance of the S&P 500 ® Index because the performance of the underlying is expected to be reduced by an implicit financing cost, and any increase in this cost will adversely affect the performance of the securities. • The issuer and its affiliates may have economic interests that are adverse to yours. • The calculation agent, which is an affiliate of the issuer, will make important determinations with respect to the securities. • The U.S. federal tax consequences of an investment in the securities are unclear. The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities. Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333 - 293732 and 333 - 293732 - 02) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page.